SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                    	   Netcapital Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class of Securities)


                             64113L103
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          Timothy B. Johnson
		      c/o Bard Associates, Inc.
		   135 South LaSalle St, Suite 3700
			Chicago, Illinois 60603
			    (312) 782-9600

    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         December 28, 2022
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]



CUSIP No. 64113L103                                          13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Bard Associates, Inc.
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b)
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF, OO
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois
___________________________________________________________________

                                   :(7) SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY      :    73,000 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER
                                   :    1,417,635 shares (none)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :    73,000 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :     1,417,635 shares (shared)

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,490,635 shares
___________________________________________________________________

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      23.7%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA, CO
___________________________________________________________________


CUSIP No. 64113L103                                           13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Timothy B. Johnson
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b)
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
 	AF, PF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :	101,400 shares
NUMBER OF SHARES BENEFICIALLY      :
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER
                                   :    1,389,235 (none)

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :	101,400

                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :	 1,389,235 (shared)

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,490,635 shares
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      23.7%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN, HC
___________________________________________________________________



Item 1.  Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value (the "Common Stock"), of Netcapital, Inc., a Utah corporation (the "Issuer"). The address of the Issuer's principal executive office is State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by and on behalf of Bard Associates,
Inc. ("Bard"), an Illinois corporation (the "Investment Manager"), and (ii) Timothy B. Johnson, a citizen of the United States of America and the President of Bard Associates, Inc. ("Mr. Johnson"). The Investment Manager and Mr. Johnson are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The principal business address of the Reporting Persons is 135 South
LaSalle Street, Suite 3700, Chicago, IL 60603.

(c)	Mr. Johnson is the President of Bard Associates, Inc.  The
principal business of Bard is serving as an investment adviser to its clients by purchasing, holding and selling securities for investment purposes.

(d)	During the last five years, none of the Reporting Persons has been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.  Source and Amount of Funds or Other Consideration

(a)	The Reporting Persons used approximately $2,710,391 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock and Warrants reported in this Schedule 13D.

(b)	The source of the funds used to acquire the shares of Common Stock reported herein were assets of Bard's respective clients and none were assets of Bard
Associates, Inc. These funds at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.


Item 4.  Purpose of Transaction

Investment purposes.

Item 5.  Interest In Securities Of The Issuer

(a) The aggregate number and percentage of Securities to which this Schedule
13D relates is 1,490,635 shares of the common stock of the Issuer, constituting approximately 23.7% of the Issuer's outstanding shares. This amount includes 236,425 warrants.

___________________________________________________________________

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Bard Associates, Inc.'s Voting Authority

Sole:                             73,000       1.2%
Shared:                                0       0.0%
None:                          1,417,635      22.5%

Total                          1,490,635      23.7%

Bard Associates, Inc.'s Dispositive Authority

Sole:                             73,000       1.2%
Shared:                        1,417,635      22.5%

Total                          1,490,635      23.7%


___________________________________________________________________
Timothy B. Johnson's Voting Authority

Sole:                            101,400       1.6%
Shared:                                0       0.0%
None:                          1,389,235      22.1%

Total                          1,490,635      23.7%

Bard Associates, Inc.'s Dispositive Authority

Sole:                            101,400       1.6%
Shared:                        1,389,235      22.1%

Total                          1,490,635      23.7%



(b) Bard Associates, Inc. generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts.

(c) Please see Schedule A for purchase and sale transactions in the Securities during the past sixty days.

(d) The investment advisory clients of Bard Associates, Inc. have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Bard Associates, Inc. does not have an economic interest in any of the Securities reported herein.

(e) Bard clients hold 236,425 warrants for common shares of Netcapital, which are included in the figures reported here and in total shares outstanding.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Bard Associates, Inc. are established in written investment advisory agreements between clients and Bard, which are entered into in the normal and usual course of the business of Bard as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

Item 7.  Material to be Filed as an Exhibit

SCHEDULE A	Transactions in the Shares During the Past Sixty Days



                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2023


                                 Bard Associates, Inc.

                                 By /s/ Timothy B. Johnson
                                 _______________________________
                                 Timothy B. Johnson
                                 President



                                    SCHEDULE A
               Transactions in the Shares During the Past Sixty Days


Transaction Type        Date   		# of Shares     Price per Share
			(including of commissions)


Buy			12/28/2022	340,950		1.45
Buy			12/27/2022	216,015		1.33
Buy			12/23/2022	  9,500		1.20
Buy			12/22/2022	  9,500		1.19
Buy			12/21/2022	 12,250		1.28
Buy			12/20/2022	  9,500		1.27
Buy			12/16/2022	 39,275		1.34
Buy			12/15/2022	    850		1.36
Sell			12/15/2022	  4,000		0.78
Buy			12/14/2022	175,000		1.41
Sell			12/8/2022	  2,700		1.17
Buy			12/7/2022	  2,000		1.30
Sell			11/17/2022	  1,500		1.54
Buy			11/11/2022	  3,000		1.56
Buy			11/8/2022	  3,000		1.72



Bard Associates, Inc.
Schedule 13D Riders

Rider 1A

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).


Rider 6A

Based upon 4,619,027 shares stated to be outstanding as of December 12, 2022 in the Issuer's Form 10_Q filed with the Securities Exchange Commission on December 12, 2022 plus 1,434,000 shares issued on December 14, 2022 plus the assumed exercise of 236,425 warrants held by Bard.